UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-41110

GRAB HOLDINGS LIMITED

3 Media Close, #01-03/06
Singapore 138498
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Information contained in this Report on Form 6-K

On August 23, 2023, Grab Holdings Limited announced its financial results for the second quarter ended June 30, 2023. The announcement is furnished as Exhibit 99.1 to this Report on Form 6-K, and the interim report for the six-month period ended June 30, 2023 is attached as Exhibit 99.2.

Incorporation by Reference

This Report on Form 6-K, including all exhibits hereto, shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Nos. 333-261949 and 333-264872) of Grab Holdings Limited (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Grab Reports Second Quarter 2023 Results
99.2	Interim report for the six-month periods ended June 30, 2023
101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAB HOLDINGS LIMITED
	By:	/s/ Christopher Betts____
Date: August 23, 2023		Name: Christopher Betts
Title: General Counsel